Kenneth R. Koch (212) 692-6768 krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

February 7, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Mr. Jeffery Lewis
Ms. Kristina Marrone
Mr. Ruairi Regan
Mr. James Lopez

Re:	KBL Merger CORP. IV
Registration Statement on Form S-4
Filed November 12, 2019
File No. 333-234650

Ladies and Gentlemen:

On behalf of our client, KBL Merger Corp. IV (“KBL” or the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 9, 2019 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with KBL’s proposed acquisition (the “Transaction”) of 180 Life Sciences Corp. (formerly known as CannBioRx Life Sciences Corp.) (“180”).  We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, 180.

KBL has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.  We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes made to the Registration Statement since the filing of the Registration Statement on November 12, 2019.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment.  Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1 as filed on EDGAR.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Amendment No. 1.

Merger Consideration, page 4

1.	Please clarify the terms under which special voting shares will be authorized for issuance and issued to the Trustee and identify the Trustee. Odyssey Trust Company does not appear to be a party to the Business Combination Agreement.

Response: The Company acknowledges the Staff’s comment and notes that the Trustee is Odyssey Trust Company (“Odyssey”), which was appointed pursuant to the Voting and Exchange Agreements. Odyssey was not required to be a party to the Business Combination Agreement as it will be a party to the subscription agreements entered into upon the Closing which are described below. Odyssey is a party to the Voting and Exchange Agreements and the Support Agreements, both of which require the parties thereto to take all steps necessary to ensure that KBL becomes bound by the terms and provisions of each respective agreement and adopts the Exchangeable Share Structures.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ February 7, 2020 Page 2

In connection with the Reorganization in July 2019, 180 issued one “Class C Special Voting Share” and one “Class K Special Voting Share” to the Trustee. Pursuant to Section 2.1(e)(i)(C) of the Business Combination Agreement, these special voting shares, which will be outstanding immediately prior to the Effective Time, shall be converted solely into the right to receive a “Class C Special Voting Share” and “Class K Special Voting Share” out of KBL Preferred Stock on a one-for-one basis. Pursuant to Section 2.1(d)(i) of the Business Combination Agreement, as a condition of Closing, KBL’s certificate of incorporation shall be amended to provide for KBL Preferred Stock on substantially the same terms as 180’s preferred stock so that KBL may adopt the Exchangeable Share Structures. KBL and Odyssey will enter into subscription agreements for the issuance of KBL’s “Class C Special Voting Share” and “Class K Special Voting Share” upon Closing on substantially the same terms as the subscription agreements entered into between 180 and Odyssey.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

Summary, page 19

2.	Please revise the chart on page 26 to identify the Trustee and holders of the Exchangeable Shares. Please advise us of the approximate number of holders of Exchangeable Shares. Additionally, please advise us if the registration statement is meant to cover future exchanges of Exchangeable Shares for KBL securities.

Response: The Company acknowledges the Staff’s comment and notes that the organizational structure chart on page 26 of Amendment No. 1 is intended to solely illustrate the post-combination entity structure of KBL, which does not include Odyssey. The Exchangeable Shares were issued by CannBioRex Purchaseco ULC and Katexco Purchaseco ULC to approximately 67 holders and 62 holders, respectively. The Registration Statement is meant to cover the issuance of KBL’s shares of Common Stock upon future exchanges of Exchangeable Shares.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

3.	We note that in the business combination between KBL and the newly combined CannBioRx, the business combination was accounted for as a reverse recapitalization and CannBioRx has been identified as the accounting acquirer. Please explain to us in greater detail how you identified CannBioRx as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

Response: The Company acknowledges the Staff’s comment and notes that in the business combination between KBL (the legal acquirer) and the newly combined 180 (formerly known as CannBioRx), 180 (the operating company) has been determined to be the accounting acquirer, such that the accounting for the transaction will be similar to that of a capital infusion (reverse recapitalization), because the only pre-combination asset of KBL (a special purpose acquisition company or “SPAC”) is cash.

The factors supporting the determination that 180 will be the accounting acquirer in the business combination are summarized below:

(a)       When a SPAC acquires a business for all cash consideration, the SPAC is usually the accounting acquirer. Here, the business combination will be an exchange of equity interests, which requires further evaluation.

(b)       Accounting Standards Codification (“ASC”) 805-10-55-10 indicates that the accounting acquirer is the entity that obtains a controlling financial interest in the post-combination entity. Here, the former 180 shareholders will hold greater than a 50% controlling interest in post-combination KBL.

MINTZ February 7, 2020 Page 3

(c)       ASC 805-10-55-11 indicates that the entity that transfers cash or incurs liabilities is the accounting acquirer. Here, the structure of the business combination is an exchange of equity interests.

(d)       ASC 805-10-55-12 indicates that there are several additional factors that should be considered in an exchange of equity interests. Here, the former shareholders of 180 have a controlling financial interest in post-combination KBL and 180 will have one more Board member designee than KBL on the initial Board post-combination. In addition, while the Chief Executive Officer and Chief Operating Officer of post-combination KBL will be the Chief Executive Officer and Chief Operating Officer of pre-combination KBL, the Chief Scientific Officer of post-combination KBL was the Chief Executive Officer and Chief Scientific Officer of pre-combination 180 and the Co-Chairmen of post-combination KBL were the Co-Chairmen of pre-combination 180, which are critical positions with respect to scientific matters for the post-combination entity. Furthermore, the Board post-combination, over which 180 Board designees will have significant influence, has the ability to appoint/replace members of the senior management of post-combination KBL.

4.	We note that the pro forma benefit for income taxes is the same as the historical CannBioRx benefit for income taxes for all periods presented. Please tell us why the pro forma adjustments have not been tax effected.

Response: The Company acknowledges the Staff’s comment and notes that for all periods presented, the pro forma condensed combined operating results reflect no revenues and a substantial net loss. Given that future profitability does not meet the “more likely than not” criteria and there are no current taxes payable, any deferred tax assets recognized would be subject to a full valuation allowance. Accordingly, no net deferred income tax benefit is recognized against the pro forma condensed combined net loss because any deferred tax benefit will be fully offset by the recording of a corresponding valuation allowance. Substantially all of the deferred tax liability represents a “naked credit” related to the indefinite-lived in-process research and development. The nominal tax benefit recognized in the pro forma operating results represents the release of the deferred tax liability (that was recognized in the acquisition accounting due to the book-tax basis difference in the intangible assets) as the definite-lived intangible assets are amortized. The Company intends to revisit the acquisition accounting during the one year measurement period once the Company has progressed with its tax planning.

5.	Please disclose the terms of the 1,050,000 holdback shares excluded from the calculation of weighted average number of shares outstanding on pages 75, 76 and 77, including how this amount was determined.

Response: The Company acknowledges the Staff’s comment and notes that pursuant to the Business Combination Agreement, 1,050,000 shares of KBL Common Stock (6% of the 17,500,000 shares scheduled to be paid by KBL as consideration to 180 shareholders) will be held in escrow for a period of 12 months from the Closing. Those escrowed shares will be KBL’s sole remedy for the satisfaction of indemnity claims, if any, arising from the terms of the Business Combination Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73, 74 and 75 of Amendment No. 1.

6.	Please clarify the pre-reorganization ownership structure of Katexco, CBR Pharma and 180. Tell us your basis for applying the acquisition method of accounting in the reorganization and how you determined that Katexco was the accounting acquirer.

Response: The Company acknowledges the Staff’s comment and notes the following with respect to your inquiries.

MINTZ February 7, 2020 Page 4

Pre-Organization Ownership Structure

The pre-reorganization ownership structure included a single 40% voting interest and three 20% voting interests at 180 LP, three 10% voting interests at Katexco, plus one 15% voting interest and one 10% voting interest at CBR Pharma (all approximate and inclusive of direct and indirect voting interests).

While the pre-reorganization ownership structure of Katexco, CBR Pharma and 180 LP (collectively the “Operating Companies”) included some overlapping investors, there were no written voting arrangements or agreements and no single investor (directly or indirectly) had a controlling (greater than 50%) voting interest in any of the three Operating Companies. Of the most significant overlapping ownership interests, one investor had a 40% voting interest in 180 LP, a 7% voting interest in Katexco and a 10% voting interest in CBR Pharma, while a founder of all three Operating Companies had a 20% voting interest in 180 LP, a 10% voting interest in Katexco and a 15% voting interest in CBR Pharma (all approximate and inclusive of direct and indirect voting interests).

Acquisition Method of Accounting

If the three Operating Companies were deemed to be under common control, the Company would be precluded from applying the acquisition method of accounting. While the accounting principles generally accepted in the United States (“U.S. GAAP”) do not define “common control,” the Company understands that most companies apply Staff guidance that an individual or enterprise would have to, directly or indirectly, hold more than a 50% voting interest in each of the entities in order to conclude that such individual or enterprise has common control over the entities. Therefore, given that no individual or enterprise owns a 50% voting interest in any of the Operating Companies and there are no written voting arrangements or agreements, the Company is not precluded from applying the acquisition method of accounting.

The Company applied the acquisition method of accounting because it concluded that the Reorganization represented the acquisition of businesses. First, the Company applied the Accounting Standards Update 2017-01 screen test and determined that the Reorganization qualified for further analysis because substantially all of the fair value of the assets being acquired was not concentrated in a single asset group. Rather, the Operating Companies have a broad and diverse pipeline of licensed technology, in-process research and development and product candidates. Second, the Company determined that the Operating Companies constituted businesses because they had inputs (licensed technology and in-process research and development) and processes (world renowned scientists with significant experience and significant previous success in drug discovery) and the Operating Companies are pursuing a plan to produce outputs (eventual commercialization of product candidates).

Determination of the Accounting Acquirer

The factors considered in analyzing whether Katexco was the accounting acquirer in the Reorganization are summarized below:

(a)	ASC 805-10-55-15 indicates that a new entity formed to effect a business combination can only be considered to be an accounting acquirer if it has significant pre-combination activities. The Company determined that 180 (the legal acquirer and new entity formed for the purpose of facilitating the Reorganization), did not have significant pre-combination activities and was formed solely to issue equity interests to the three Operating Companies. Therefore, ASC 805-10-55-15 precludes 180 from being identified as the accounting acquirer.

(b)	ASC 805-10-55-10 indicates that the accounting acquirer is the entity that obtains a controlling financial interest. In the Reorganization, none of the three Operating Companies will obtain a controlling financial interest in 180. Each shareholder group will obtain a voting interest of between 29% and 40% in 180, so no single operating company will control 180.

(c)	ASC 805-10-55-11 indicates that the entity that transfers cash or incurs liabilities is the accounting acquirer. The structure of the Reorganization was an exchange of equity interests.

MINTZ February 7, 2020 Page 5

(d)	ASC 805-10-55-12 indicates that there are several additional factors that should be considered in an exchange of equity interests.

(i)	The post-combination 180 voting interests of the shareholder groups range from 29% to 40%, so no shareholder group has a controlling financial interest and no shareholder group will dominate.

(ii)	There are only two shareholders who have greater than 10% voting interests in post-combination 180 and there are no written voting arrangements or agreements among shareholders. However, the two significant shareholders had pre-combination interests in all three Operating Companies, so their minority interests do not favor any of the Operating Companies as the accounting acquirer.

(iii)	While the 180 Board will be up for re-election annually based on shareholder majority vote, the initial 180 Board is comprised of three individuals that are affiliated with Katexco, one individual that is affiliated with CBR Pharma and one individual that is affiliated with both Katexco and CBR Pharma.

(iv)	The identified four members of the 180 senior management team includes three individuals with prior affiliations with Katexco, while two individuals have prior affiliations with CBR Pharma (one individual has affiliations with both companies).

(v)	The Reorganization was structured with the goal of distributing equity interests among the three shareholder groups based on their relative fair values, such that no shareholder group would receive a premium.

(e)	ASC 805-10-55-13 indicates that each Operating Company’s relative size should be considered. Katexco has more significant total and net assets than 180 LP and CBR Pharma.

(f)	ASC 805-10-55-14 indicates that the initiator of the transaction should be considered. The initiator of the Reorganization is the current Chief Executive Officer of CBR Pharma, but he is also a founder of all three Operating Companies.

(g)	While not a criteria identified pursuant to U.S. GAAP, the Company also considered the fact that the headquarters for 180 will be in Palo Alto, California, which is the current location of Katexco’s U.S. subsidiary.

Considering all of the factors described above, the Company determined that Katexco was the accounting acquirer. Although none of the Operating Companies had a controlling financial interest in 180, two minority investors in post-combination 180 had minority interests in all three Operating Companies and the initiator of the Reorganization was a founder of all three Operating Companies, most of the other factors, including 180’s board of directors and 180’s senior management member affiliations with Katexco, the relative size of Katexco compared to the other Operating Companies and the future 180 headquarters location supported the identification of Katexco as the accounting acquirer.

7.	We note the significant amount of goodwill you plan to record in connection with the reorganization transaction. Please include a qualitative discussion of the factors that make up the goodwill to be recorded. Refer to ASC 805-30-50-1.

Response: The Company acknowledges the Staff’s comment and notes that Amendment No. 1 includes a post-Reorganization, condensed consolidated balance sheet which includes the goodwill recorded in conjunction with the Reorganization and, as such, the pro forma combined post-Reorganization balance sheet has been removed. The Company has added disclosure to the footnotes to the condensed consolidated financial statements on page F-69 of Amendment No. 1 which indicates that the components of the goodwill are:

(a)	synergies arising from the overlap of clinical research areas among the Operating Companies;

MINTZ February 7, 2020 Page 6

(b)	the benefit of future market development, and CBD-related drugs and therapeutic products development; and

(c)	the benefit of revenue growth from both areas.

8.	In footnote (a) on page 83, you indicated that you used an assumed income tax rate of 26% to calculate the income tax effect of the identified intangible assets. Please expand your disclosure to clarify how you determined this income tax rate.

Response: The Company acknowledges the Staff’s comment and notes that Amendment No. 1 now includes a post-Reorganization, condensed consolidated balance sheet which includes the deferred tax liability recorded in conjunction with the Reorganization and, as such, a pro forma combined post-Reorganization balance sheet is no longer required to be included in Amendment No. 1. The Company has added disclosure to the footnotes to the condensed consolidated financial statements on page F-69 of Amendment No. 1 which indicates that the 26% income tax rate represents an estimate of the blended U.S. and Canadian effective federal and state/province tax rates.

9.	We note your disclosure on page 83, that intangible assets have been assigned a fair value of approximately $14.1 million and the technology license is deemed to have a 20-year useful life. Please revise your filing to disclose how you determined the fair value and useful lives assigned to intangible assets acquired, including any significant uncertainties associated with valuations and useful lives.

Response: The Company acknowledges the Staff’s comment and notes that Amendment No. 1 now includes a post-Reorganization, condensed consolidated balance sheet which includes the fair value of the intangible assets recorded in conjunction with the Reorganization and, as such, the pro forma combined post-Reorganization balance sheet has been removed. The Company has added disclosure to the footnotes to the condensed consolidated financial statements on pages F-67 and F-69 of Amendment No. 1 which indicates that 180 senior management, with the assistance of a third-party valuation firm:

(a)	identified $12.5 million of In-Process Research and Development (“IPR&D”) intangible assets, which were valued utilizing the cost approach. IPR&D assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development projects; and

(b)	identified $1.6 million of intangible assets consisting of technology licenses, which were valued utilizing the cost approach. Given that the patents underlying the technology licenses generally have a 20-year legal life and human drug product patents can be extended by a maximum of five years, 180 has preliminarily estimated the useful lives of the technology licenses on that basis, typically by reference to the application dates of the underlying patents.

10.	We note adjustment E(c) on page 83 in which you disclose that the valuation of CBR Pharma, 180 and CannBioRx is based upon an internal valuation of Katexco at CAD $0.15 per share. Based upon Katexco's condensed consolidated statements of changes in stockholders' deficiency on page F-72, it appears that during the six months ended June 30, 2019, Katexco issued shares for approximately $0.07 USD per share (approximately CAD 0.09 based upon an exchange rate of 0.76411 USD to CAD). Please explain this discrepancy and provide us with a detailed explanation of how you determined Katexco's common shares were worth CAD $0.15 at the time of the reorganization. We may have further comment.

Response: The Company acknowledges the Staff’s comment and notes that during the six months ended June 30, 2019, Katexco issued 19,962,285 shares of common stock for gross proceeds (including share-based compensation) of $1,463,802 for an average valuation of USD$0.073 per share or approximately CAD$0.096 per share. However, during the period from February 1, 2019 to June 30, 2019, Katexco issued 8,868,409 shares of common stock for gross cash proceeds of $996,822 for a valuation of USD$0.11 per share or CAD$0.150 per share.

MINTZ February 7, 2020 Page 7

Background of the Business Combination, page 112

11.	We note the reference on page 115 to “revisions to the parties to the Business Combination Agreement.” To the extent material please clarify the changes and identify the parties. For example, it is unclear if before this time Katexco and the other affiliated subsidiaries were not a part of the negotiations. Please revise to clarify other material changes, for example, the merger provisions necessary “in order to induce KBL” to go forward with the merger.

Response:  The Company acknowledges the Staff’s comment and notes that to induce KBL to go forward with the merger, Katexco, CBR Pharma and 180 LP were added as parties to the Business Combination Agreement as these entities were intended to become subsidiaries of 180 pursuant to the Reorganization. At the time of the negotiations of the Business Combination Agreement it was uncertain whether the Reorganization would be completed by the time of the signing of the Business Combination Agreement. The Reorganization was ultimately completed on July 16, 2019 and each of Katexco, CBR Pharma and 180 LP remained parties to the Business Combination Agreement. In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 1.

Material United States Federal Income Tax Considerations, page, 122

12.	We note the reference to “material U.S. federal income tax consequences” on page 122 and the statements on page 123 and elsewhere that each U.S. Holder of CannBioRx common stock should not recognize gain or loss upon the exchange of CannBioRx common stock for KBL Common Stock pursuant to the Business Combination. Please file a tax opinion on the material U.S. federal income tax consequences of the transaction, as required by Item 601(b)(8) of Regulation S-K. Alternatively, please tell us how you determined a tax opinion is not required. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has filed the requested tax opinion of McDermott Will & Emery LLP on the material U.S. federal income tax consequences of the transaction, as required by Item 601(b)(8) of Regulation S-K, as Exhibit 8.2 to Amendment No. 1.

Management’s Discussion and Analysis, page 169

13.	Please revise to further clarify the nature of expenses attributed to “license acquisition program” and research and development consulting fees. For example, what drug candidates were involved? What research and development was conducted? It is also unclear where clinical trial expenses, if any, are reflected in the discussion. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 171 and 172 of Amendment No. 1.

Business of CannBioRx, page 193

14.	We note CannBioRx has 5 employees and most of its properties are “virtual offices.” Please revise the discussion of the entity's operations to clarify how it has run clinical trials. For example, based on disclosure in Risk Factors and elsewhere it appears substantially all operations are outsourced, although manufacturing for some products may eventually be conducted by CannBioRx. It is also unclear what is meant by “platform.” Are the 3 platforms the way CannBioRx categorizes its 3 types of product candidates? Please revise to clarify and file material agreements as appropriate.

Response: The Company acknowledges the Staff’s comment and provides the following clarifications in response. 180’s offices are more accurately described as small offices, rather than “virtual offices.” The disclosure has been revised accordingly on page 221 of Amendment No. 1.

MINTZ February 7, 2020 Page 8

180 has three product development platforms (anti-TNF platform, SCAs platform and α7nAChR platform) which each (1) focus on different diseases, pains or medical conditions and target different factors, molecules or proteins and (2) have or will have their own product candidates. Currently, 180 is conducting clinical trials only for certain indications under the anti-TNF platform. The disclosure has been revised accordingly on page 189 of Amendment No. 1.

180 is currently outsourcing its clinical trials, which are conducted at Oxford University and Groningen, The Netherlands and only involve certain indications under the anti-TNF platform. 180 expects to continue to outsource its clinical trials and conduct them at (1) in the case of the anti-TNF platform, Oxford University and Groningen, The Netherlands, (2) in the case of the SCAs platform, Hebrew University and Oxford University and (3) in the case of the α7nAChR platform, Evotec in Hamburg, Germany. 180 also expects to outsource all of its manufacturing activities, including those activities at the research or clinical stage, with SCAs to be produced at Hebrew University and α7nAChR to be produced by Evotec and the anti-TNF platform utilizing off-the-shelf adalimumab. In addition, 180 expects its products to be good manufacturing practice (GMP) grade and produced by accredited contract research organizations (CROs). The disclosure has been revised accordingly on page 198 of Amendment No. 1.

Product Development Platforms, page 194

15.	We note the references on page 196 to clinical trials and your disclosure elsewhere regarding FDA regulations of such trials. Please clarify whether such trials have been subject to FDA regulation and tell us the status of your discussions with the FDA including, for example, whether you have obtained an IND for such product candidates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 192, 193 and 194 of Amendment No. 1. 180 expects to complete its Phase 2b clinical trial for Dupuytren’s disease in December 2020, which is currently being conducted at Oxford University and Groningen, The Netherlands. 180 has obtained regulatory approvals from the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and the Dutch Centrale Commissie Mensgebonden Onderzoek (CCMO), as well as from the relevant accredited ethics committees, in order to perform clinical trials in the UK and The Netherlands solely for indications under the anti-TNF platform. 180 has not held any meetings with, and no applications or requests for approval have been submitted to, the FDA for any indications or products under any of its product development platforms at this time.

16.	Please revise to identify the CannBioRx products that involve CBD or are otherwise cannabis-related. Currently it appears only some of the products involve CBD although the company name suggests its focus is solely on CBD. Additionally, please revise the Summary and your discussion of the CannBioRx Product Development Platform to clarify which products are actively in trials as distinguished from concepts that may or may not go to clinical trial in the near or far term.

Response: The Company acknowledges the Staff’s comment and provides the following in response. 180 changed its name from CannBioRx Life Sciences Corp. to 180 Life Sciences Corp. in January 2020, which has been reflected throughout Amendment No. 1.

Of 180’s three product development platforms, only one, the SCAs platform, involves products that are related to CBD (and not to cannabis or THC), and no clinical trials for any indications or products under the SCAs platform are currently being conducted in the United States or abroad. The disclosure on pages 189 and 193 of Amendment No. 1 has been revised accordingly.

A chart summarizing the products and indications, including those currently in clinical trial, for the three product development platforms has been included on page 191 of Amendment No. 1. In addition, a chart for each product development platform regarding the timing of current and future clinical trials, based on current proposals, has been included on pages 192, 193 and 194 of the Amendment No. 1.

MINTZ February 7, 2020 Page 9

Beneficial Ownership of Securities, page 230

17.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by Karpus Management, Inc. Refer to instruction 2 to Item 403(a) of Regulation S-K.

Response: Karpus Management, Inc. is managed by George W. Karpus, its President and Chief Executive Officer, and Mr. Karpus has sole voting and investment control over the shares held by Karpus Management, Inc. In response to the Staff’s comment, the Company has revised the disclosure on page 231 of Amendment No. 1.

Exclusive forum for certain lawsuits, page 245

18.	We note that your forum selection provision identifies the Court of Chancery located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note that this provision does not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Please clarify whether this provision applies to actions arising under the Securities Act where the federal courts do not have exclusive jurisdiction. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 244 of the Amendment No. 1 under the heading “Exclusive forum for certain lawsuits” as follows (For your ease of reference, the revisions are emphasized below by italicized text).

“Our Charter will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing such suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may have the effect of discouraging lawsuits against our directors and officers. Notwithstanding the foregoing, in the event the Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another court in the State of Delaware, or if no court in the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. To the fullest extent permitted by law, the forum selection provision discussed above will apply to derivative actions or proceedings brought on our behalf and arising under the Securities Act or the Exchange Act, although our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection provision to be inapplicable or unenforceable in such a case.”

MINTZ February 7, 2020 Page 10

Index to Financial Statements, page F-1

19.	In your next amendment, please include updated historical and pro forma financial information as of and for the period ended September 30, 2019 pursuant to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to include updated historical and pro forma financial information as of September 30, 2019 in Amendment No. 1.

General

20.	We note disclosure on page 119 and elsewhere that CannBioRx was valued at approximately $175.0 million. Please revise to reconcile with the discussion on page 6 and elsewhere regarding the Guarantee and Commitment Agreement to ensure the post-merger entity has a value of at least $5,000,001 “in accordance with Rule 3a51-1(g)(1) of the Exchange Act.”

Response: The Company acknowledges the Staff’s comment and notes that 180’s valuation of approximately $175 million includes tangible as well as intangible assets, such as intellectual property and goodwill. The Guarantee and Commitment Agreement provides for a guarantee of at least $5,000,001 in net tangible assets which only ensures that the Company would avoid being subject to Rule 419 promulgated under the Securities Act.

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If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 692-6768.

Very truly yours,

/s/ Kenneth Koch
Kenneth Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

cc:	Marlene Krauss
Chief Executive Officer
KBL MERGER CORP. IV